PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2011		2010		2009		2008		2007
	(Amounts in thousands)
Net income	$836,459		$696,114		$790,456		$973,872		$487,078
Less: Income allocated to noncontrolling interests which do not have fixed charges	(11,993)		(16,561)		(17,203)		(17,668)		(16,527)
Less: Equity in earnings of investments	(58,704)		(38,352)		(53,244)		(20,391)		(12,738)
Add: Cash distributions from investments	53,507		49,888		49,408		43,455		23,606
Less: Impact of discontinued operations	(2,417)		(6,907)		6,902		7,834		521
Adjusted net income	816,852		684,182		776,319		987,102		481,940
Interest expense	24,222		30,225		29,916		43,944		63,671
Total earnings available to cover fixed charges	$841,074		$714,407		$806,235		$1,031,046		$545,611
Total fixed charges - interest expense (including capitalized interest)	$24,586		$30,610		$30,634		$45,942		$68,417

Cumulative preferred share cash dividends	$224,877		$232,745		$232,431		$239,721		$236,757
Preferred partnership unit cash distributions	-		5,930		9,455		21,612		21,612
Allocations pursuant to EITF Topic D-42	35,585		8,289		(78,218)		(33,851)		-
Total preferred distributions	$260,462		$246,964		$163,668		$227,482		$258,369
Total combined fixed charges and preferred share distributions	$285,048		$277,574		$194,302		$273,424		$326,786
Ratio of earnings to fixed charges	34.21	x	23.34	x	26.32	x	22.44	x	7.97	x
Ratio of earnings to fixed charges and preferred share distributions	2.95	x	2.57	x	4.15	x	3.77	x	1.67	x